APPENDIX

RISK/RETURN BAR CHART AND TABLE

     The graphic presentation displayed here consists of a bar chart representing the annual total returns of Federated Stock Trust as of the calendar year-end for each of 10 years.

     The `y' axis reflects the "% Total Return" beginning with "-5.00" and increasing in increments of 5.00% up to 40.00%.

     The `x' axis represents calculation periods for the last ten calendar years of the Fund, beginning with the earliest year. The light gray shaded chart features 10 distinct vertical bars, each shaded in charcoal, and each visually representing by height the total return percentages for the calendar year stated directly at its base. The calculated total return percentage for the Fund for each calendar year is stated directly at the top of each respective bar, for the calendar years 1988 through 1997, The percentages noted are: 12.69%, 13.13%, -4.99%, 29.04%, 11.94%, 12.49%, -0.45%, 35.63%, 21.17% and 34.42%, respectively.